News Releases 25 June 2001

Grant of Options

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
PERSONS

1) Name of company

Reuters Group PLC

2) Name of director

Thomas Henry Glocer

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

(a) 25 June 2001 – Discretionary Share Option Plan

(b) 25 June 2001 – Long Term Incentive Plan

18) Period during which or date on which exercisable

(a) Exercisable February 2004 to 31 December 2010 depending on vesting and other factors

(b) Exercisable February 2006 to 31 December 2007 depending on vesting and other factors

19) Total amount paid (if any) for grant of the option

(a) £NIL

(b) £NIL

20) Description of shares or debentures involved: class, number

(a) Award relating to 565,113 ordinary shares

(b) Award relating to 174,451 ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

(a) £8.62

(b) NIL

22) Total number of shares or debentures over which options held following this notification

Awards relating to 977,761 ordinary shares

23) Any additional information

Both awards are subject to the achievement of certain performance criteria

24) Name of contact and telephone number for queries

Ms. Janice M Buswell (020) 7542 8187

25) Name and signature of authorised company official responsible for making this notification

Date of Notification Janice M Buswell, Group Regulatory Adviser

26 June 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
PERSONS

1) Name of company

Reuters Group PLC

2) Name of director

David John Grigson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

(a) 25 June 2001 – Discretionary Share Option Plan

(b) 25 June 2001 – Long Term Incentive Plan

18) Period during which or date on which exercisable

(a) Exercisable February 2004 to 31 December 2010 depending on vesting and other factors

(b) Exercisable February 2006 to 31 December 2007 depending on vesting and other factors

19) Total amount paid (if any) for grant of the option

(a) £NIL

(b) £NIL

20) Description of shares or debentures involved: class, number

(a) Award relating to 92,807 ordinary shares

(b) Award relating to 26,294 ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

(a) £8.62

(b) NIL

22) Total number of shares or debentures over which options held following this notification

Awards relating to 162,378 ordinary shares

23) Any additional information

Both awards are subject to the achievement of certain performance criteria

24) Name of contact and telephone number for queries

Ms. Janice M Buswell (020) 7542 8187

25) Name and signature of authorised company official responsible for making this notification

Date of Notification Janice M Buswell, Group Regulatory Adviser

26 June 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
PERSONS

1) Name of company

Reuters Group PLC

2) Name of director

Philip Nevill Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

(a) 25 June 2001 –Discretionary Share Option Plan

(b) 25 June 2001 –Long Term Incentive Plan

18) Period during which or date on which exercisable

(a) Exercisable February 2004 to 31 December 2010 depending on vesting and other factors

(b) Exercisable February 2006 to 31 December 2007 depending on vesting and other factors

19) Total amount paid (if any) for grant of the option

(a) £NIL

(b) £NIL

20) Description of shares or debentures involved: class, number

(a) Award relating to 177,494 ordinary shares

(b) Award relating to 55,426 ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

(a) £8.62

(b) NIL

22) Total number of shares or debentures over which options held following this notification

Awards relating to 473,456 ordinary shares

23) Any additional information

Both awards are subject to the achievement of certain performance criteria

24) Name of contact and telephone number for queries

Ms. Janice M Buswell (020) 7542 8187

25) Name and signature of authorised company official responsible for making this notification

Date of Notification Janice M Buswell, Group Regulatory Adviser

26 June 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
PERSONS

1) Name of company

Reuters Group PLC

2) Name of director

Peter James Denton Job

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

25 June 2001

18) Period during which or date on which exercisable

Exercisable February 2006 to 31 December 2007 depending on vesting and other factors

19) Total amount paid (if any) for grant of the option

£NIL

20) Description of shares or debentures involved: class, number

Award relating to 65,656 ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£NIL

22) Total number of shares or debentures over which options held following this notification

Awards relating to 441,473 ordinary shares

23) Any additional information

Award subject to the achievement of certain performance criteria

24) Name of contact and telephone number for queries

Ms. Janice M Buswell (020) 7542 8187

25) Name and signature of authorised company official responsible for making this notification

Date of Notification Janice M Buswell, Group Regulatory Adviser

26 June 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
PERSONS

1) Name of company

Reuters Group PLC

2) Name of director

Jean-Claude Marchand

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

25 June 2001

18) Period during which or date on which exercisable

Exercisable February 2006 to 31 December 2007 depending on vesting and other factors

19) Total amount paid (if any) for grant of the option

£NIL

20) Description of shares or debentures involved: class, number

Award relating to 38,021 ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£NIL

22) Total number of shares or debentures over which options held following this notification

Awards relating to 290,113 ordinary shares

23) Any additional information

Award subject to the achievement of certain performance criteria

24) Name of contact and telephone number for queries

Ms. Janice M Buswell (020) 7542 8187

25) Name and signature of authorised company official responsible for making this notification

Date of Notification Janice M Buswell, Group Regulatory Adviser

26 June 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
PERSONS

1) Name of company

Reuters Group PLC

2) Name of director

Robert Oscar Rowley

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

25 June 2001

18) Period during which or date on which exercisable

Exercisable February 2006 to 31 December 2007 depending on vesting and other factors

19) Total amount paid (if any) for grant of the option

£NIL

20) Description of shares or debentures involved: class, number

Award relating to 42,243 ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£NIL

22) Total number of shares or debentures over which options held following this notification

Awards relating to 271,661 ordinary shares

23) Any additional information

Award subject to the achievement of certain performance criteria

24) Name of contact and telephone number for queries

Ms. Janice M Buswell (020) 7542 8187

25) Name and signature of authorised company official responsible for making this notification

Date of Notification Janice M Buswell, Group Regulatory Adviser

26 June 2001